FOR IMMEDIATE RELEASE
Exhibit 5
May 25, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO)+81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Notice Regarding the Compensation to Directors (Stock Options as Stock Compensation)
     Nissin Co., Ltd. (the “Company”) hereby announces that its Board of Directors resolved on May 25, 2006, to submit a proposal requesting approval of the determination of compensation in the form of stock options for its directors at the 47th Ordinary General Shareholders’ Meeting to be held on June 24, 2006, as described below:
I. Reason for the Proposal
     For the purpose of improving the Company’s performance and shareholder value, we would like to grant stock options to our directors, aiming to increase the motivation and raise the morale of the directors to improve performance.
     Prior to the implementation of the Corporate Law (Law No 86, 2005), we requested the approval of stock options by means of a special resolution at a general shareholders’ meeting in order to issue new share subscription rights with particularly favorable terms to persons other than the shareholders. Now that the Corporate Law has been implemented in Japan, however, we could request approval by means of an ordinary resolution at a general shareholders’ meeting in accordance with these new share subscription rights assigned as stock options to directors as a portion of their compensation.
II. Content of the Proposal
     1. The amount of compensation relating to the new share subscription rights to be issued as stock options
     In addition to the compensation to directors “an annual amount of no more than ¥250 million” which was approved at the 42nd Ordinary General Shareholders’ Meeting held on June 27, 2001, (in the case that the 4th Proposal at the 47th Ordinary General Shareholders’ Meeting is approved, the compensation to directors will be “an annual amount of no more than ¥500 million”), the compensation related to the new share subscription rights described below, — which are to be assigned as stock options to its directors each business year, — will propose the establishment of an annual upper limit of ¥500 million for directors and at the General Shareholder’s Meeting.
     The compensation was established in consideration of the fact that the amount would be the fair value of one new share subscription right multiplied by the total number of new share subscription rights assigned (an annual upper limit of 300,000 units).
     In addition, there are currently nine directors. If the 3rd Proposal (the appointment of eleven directors) is approved as proposed, then there will be eleven directors.
     Furthermore, the amount of this compensation will not include the employee salaries of the employee-directors.

2.   Description of the new share subscription rights to be issued as stock options
      (1)    The number of shares to be subject to the share subscription rights
The number of shares that shall be subject to one unit of the new share subscription rights shall be 100 shares of Nissin common stock and the annual maximum will be 30,000,000 shares for directors. Moreover, when a stock split (including the gratis issue of Nissin common shares) or a reverse stock split is performed for Nissin common shares, or when any other change in the number of shares is appropriate, the Company shall take action as deemed necessary.

     (2)    The total number of share subscription rights
The annual maximum will be a total of 300,000 units for directors.
In addition, the number of shares that shall be subject to one unit of the new share subscription rights shall be 100 shares of Nissin common stock.
However, when the ''action deemed necessary’’ stipulated in (1) has been carried out, the number of shares that shall be subject to each new subscription right shall be adjusted in the same manner.

     (3)    The value of assets invested upon the exercise of each new share subscription right
The assets invested upon the exercise of each new share subscription right shall be cash, and the value shall be the amount resulting from the exercise value of each share determined as follows, multiplied by the number of shares for each new share subscription right stipulated in (2).
The exercise price of one share shall be the average of the closing prices of Nissin common stock on the Tokyo Stock Exchange on each day of the month prior to the month to which the record date of the new share subscription right occurs (When trading is not conducted on any one day, this shall be the closest prior day), multiplied by a factor between 1.1 and 2.0 that will be determined at a meeting of the Board of Directors called to determine the details of the subscription for the new share subscription rights. Fractions of one yen shall be rounded up to the nearest yen.
Furthermore, when a stock split (including the gratis issue of Nissin common shares) or a reverse stock split is performed for Nissin common shares, or when any other change in the number of shares is appropriate, the Company shall take action as deemed necessary.

     (4)    Exercise period for new share subscription rights
This shall be according to the stipulations of the relevant meeting of the Board of Directors within the range of the first day of the month following the date of the Board of Directors meeting resolution determining the subscription details for the new share subscription rights and the day on which five years have passed since the resolution in question.

     (5)    Conditions for the exercise of new share subscription rights
As a general rule, the holders of the new share subscription rights must be the Company’s directors at the time of exercise of the new share subscription rights in question. However, this shall not apply when the person leaves office at the expiration of his or her term or when the Company’s Board of Directors recognizes that there is an appropriate reason. Other conditions for the exercise of the new share subscription rights shall be determined at a meeting of the Board of Directors called to determine the subscription details for the new share subscription rights.

     (6)    Restriction on the assignment of new share subscription rights
The acquisition of the new share subscription rights in question by means of assignment shall require the approval of the Company’s Board of Directors.

     (7)    Details
Other details relating to the new share subscription rights in question shall be determined at a meeting of the Board of Directors called to determine the subscription details for the new share warrants.